Exhibit 99.1

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India
CIN: L85195TG1984PLC004507
Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

October 24, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)
BSE Limited. (Scrip Code: 500124)
New York Stock Exchange Inc. (Stock Code: RDY)
NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: <u>Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – Q2 FY26 Unaudited Financial Results Presentation</u>

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the presentation on the Unaudited Financial Results of the Company for the quarter and half-year ended September 30, 2025.

This is for your information and records.

Thanking you.

Yours faithfully,
For **Dr. Reddy's Laboratories Limited**

KUMAR RANDHIR SINGH
Digitally signed by KUMAR RANDHIR SINGH
Date: 2025.10.24 16:48:41 +05'30'

K Randhir Singh
Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Dr. Reddy's

Q2FY26 RESULTS UPDATE

24 OCTOBER 2025

Safe Harbor Statement

This presentation contains forward-looking statements and information that involve risks, uncertainties and assumptions. Forward-looking statements are all statements that concern plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are other than statements of historical fact, including, but not limited to, those that are identified by the use of words such as “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans”, “predicts”, “projects” and similar expressions. Risks and uncertainties that could affect us include, without limitation:

- General economic and business conditions in India and other key global markets in which we operate;
- The ability to successfully implement our strategy, our research and development efforts, growth & expansion plans and technological changes;
- Changes in the value of the Rupee and other currency changes;
- Changes in the Indian and international interest rates;
- Allocations of funds by the Governments in our key global markets;
- Changes in laws and regulations that apply to our customers, suppliers, and the pharmaceutical industry;
- Increasing competition in and the conditions of our customers, suppliers and the pharmaceutical industry; and
- Changes in political conditions in India and in our key global markets.

Should one or more of such risks and uncertainties materialize, or should any underlying assumption prove incorrect, actual outcomes may vary materially from those indicated in the applicable forward-looking statements.

For more detailed information on the risks and uncertainties associated with the Company’s business activities, please see the company’s annual report filed in Form 20-F with the US SEC for the fiscal year ended March 31, 2025, quarter ended June 30, 2025, and our other filings with US SEC. Any forward-looking statement or information contained in this presentation speaks only as of the date of the statement. We are not required to update any such statement or information to either reflect events or circumstances that occur after the date the statement or information is made or to account for unanticipated events.

Q2FY26 Financial Highlights

Near double-digit growth and steady profitability

Dr.Reddy's

Revenues

₹ 8,805 Cr

9.8%YoY ↑ 3%QoQ ↑

EBITDA | EBITDA %

₹ 2,351 Cr | 26.7%

3%YoY ↑ 3%QoQ ↑

PBT | PBT %

₹ 1,835 Cr | 20.8%

4%YoY ↓ 4%QoQ ↓

***PAT | PAT %**

₹ 1,437 Cr | 16.3%

14%YoY ↑ 1%QoQ ↑

** Attributable to Equity shareholders*

- **Revenue growth @9.8%**
- **Reported EBITDA Margin @26.7%**
- **Annualised RoCE** at **~22%**
- **Net Cash surplus** at **₹ 2,751 Cr**

UNDERLYING FINANCIALS (adjusted for One-off)



Underlying %
27.5%
21.6%
8,805
26.7%
20.8%
Revenues
EBITDA%
PBT%
Reported
One-offs attributable to VAT provision

Q2FY26 Business Highlights

Continued progress on strategic priorities

Dr.Reddy's

- Acquired **Stugeron®** & related brands for 18 markets in APAC (incl. key markets India & Vietnam) as well as EMEA
- Launched 2 novel, Gastro-Intestinal drugs in India – **Tegoprazan** as 'PCAB®' & Linaclotide as '**Colozo®**'
- Partnered with Unitaid, Clinton Health Access Initiative & Wits RHI to make HIV prevention tool, **Lenacapavir**, accessible in LMICs
- Approval for **Semaglutide** injection in India recommended by SEC under CDSCO
- Positive opinion from EMA's CHMP for our **denosumab** biosimilar candidate
- IND application for **COYA 302** accepted by USFDA
- **NRT integration** progressing well - 2/3rd business value integrated



Stugeron



Tegoprazan Tablets 50 mg
PCAB 50



Linaclotide Capsules 145 mcg
COLOZO

Unitaid SAVE LIVES FASTER

CLINTON HEALTH ACCESS INITIATIVE

University of the Witwatersrand WITS RHI

Q2FY26 Other Highlights

Dr.Reddy's

ESG

- **MSCI ESG Rating** of **'A'** for 2nd consecutive year
- **Morningstar Sustainalytics' ESG Risk Rating improved** to 18.4 (low risk)
- **'Diamond Standard'** by TÜV SÜD, for 99.9% waste diversion from landfills
- FTO-11 (Srikakulam) - India's 1st pharma facility to receive a **'LEED Platinum certification'** from US Green Building Council

OTHER UPDATES

- **FTO-11, CTO-5 Middleburgh** classified as **'VAI'**, post GMP inspections
- USFDA conducted **PAI** at **biologics** facility (Bachupally), issued Form 483 with 5 observations
- USFDA conducted **GMP inspection** at **Mirfield** (UK) API facility, issued Form 483 with 7 observations

MSCI MORNINGSTAR SUSTAINALYTICS TÜV SÜD U.S. GREEN BUILDING COUNCIL LEED PLATINUM USGBC

Q2FY26 Revenue Split

Broad-based growth, moderated by softness in US generics

Dr.Reddy's

REVENUE BY SEGMENT


GLOBAL GENERICS
89%
Overall
₹ 8,805 Cr
9.8%YoY 3%QoQ
PSAI
11%
OTHERS
0%

Global Generics
₹ 7,850 Cr
10%YoY 4%QoQ

PSAI
₹ 945 Cr
12%YoY 16%QoQ

GLOBAL GENERICS SPLIT

North America
₹ 3,241 Cr
13%YoY 5%QoQ (down)

Europe*
₹ 1,376 Cr
138%YoY 8%QoQ


37%
15%
18%
19%

India
₹ 1,578 Cr
13%YoY 7%QoQ

Emerging Markets
₹ 1,655 Cr
14%YoY 18%QoQ

**Includes revenues from the acquired NRT business*
Underlying growth excl. NRT @17% YoY & 12% QoQ

Key Financial Metrics

Sustaining growth & profitability, while investing for the future

Dr.Reddy's

REVENUES
(₹ Cr)



Q2FY26
8,805
Q1FY26
8,545
Q4FY25
8,506
Q3FY25
8,359
Q2FY25
8,016

GROSS MARGINS
(% of Revenues)



Q2FY26
54.7%
Q1FY26
56.9%
Q4FY25
55.6%
Q3FY25
58.7%
Q2FY25
59.6%

SG&A
(% of Revenues)



Q2FY26
30.0%
Q1FY26
30.0%
Q4FY25
28.3%
Q3FY25
28.9%
Q2FY25
28.7%

R&D
(% of Revenues)



Q2FY26
7.0%
Q1FY26
7.3%
Q4FY25
8.5%
Q3FY25
8.0%
Q2FY25
9.1%

EBITDA MARGINS
(% of Revenues)



Q2FY26
26.7%
Q1FY26
26.7%
Q4FY25
29.1%
Q3FY25
27.5%
Q2FY25
28.4%

EPS
(₹)



Q2FY26
17.3
Q1FY26
17.0
Q4FY25
19.1
Q3FY25
16.9
*Q2FY25
15.0

Adjusted for 1:5 stock split

RoCE
(%)



Q2FY26
21.9%
Q1FY26
22.0%
Q4FY25
27.7%
Q3FY25
27.8%
Q2FY25
27.6%

CAPEX
(₹ Cr)



Q2FY26
511
Q1FY26
683
Q4FY25
767
Q3FY25
709
Q2FY25
735

FREE CASH FLOW
(₹ Cr)



*Q2FY26
1046
Q1FY26
451
*Q4FY25
1105
Q3FY25
-209
*Q2FY25
204

**Before acquisition related payouts*

NET DEBT / EQUITY



-0.08
Q2FY26^
-0.08
Q1FY26
-0.07
Q4FY25
-0.05
Q3FY25
-0.06
Q2FY25

^Net Surplus (Adjusted for non-current cash & borrowings) stood at ₹ 2 751 Cr as on 30 Sep '25

Q2FY26 North America Performance

Dr.Reddy's

Impacted due to price erosion, lower Lenalidomide sales


37%

Revenues

₹ 3,241 Cr

13%YoY 5%QoQ

Declined due to product specific price erosion and lower Lenalidomide sales

Historical Revenues (₹ Cr)


Q2FY26
3,241
Q1FY26
3,412
Q4FY25
3,559
Q3FY25
3,383
Q2FY25
3,728

MARKET PERFORMANCE

-2.1% vs -0.1%

DRL Growth vs US Generic Market
(Excl. Lenalidomide)
*As per IQVIA MAT Aug' 25

NEW LAUNCHES

7	12
Q2FY26	H1FY26

NEW ANDA FILINGS

5	6
Q2FY26	H1FY26

PRICE EROSION

MODERATE

PENDING APPROVAL

73	2
ANDAs	NDAs

Includes 46 Para IVs & 20 FTFs

As of Sep'25

KEY UPDATES

- IND application for **COYA 302** accepted by USFDA
- Launched **Sacubitril Valsartan** Tablets, generic version of Entresto® indicated for heart failure management
- Launched authorised generic of partnered product, **Fluorouracil Cream** indicated for topical treatment of multiple actinic or solar keratoses of face & anterior scalp

Q2FY26 India Performance

Double-digit growth delivery

Dr.Reddy's


18%

Revenues

₹ 1,578 Cr

13%YoY 7%QoQ

Growth Drivers : New brand launches, improved pricing & higher volumes.

Historical Revenues (₹ Cr)


Q2FY26 1,578
Q1FY26 1,471
Q4FY25 1,305
Q3FY25 1,346
Q2FY25 1,397

MARKET PERFORMANCE*

9.4% vs 7.8%
DRL MAT Growth vs IPM

IPM RANK

#9	#10
FTM Sep'25	MQT & MAT Sep'25

THERAPY LEADERHIP*

#1	#2
STOMATOLOGICALS	VACCINES

NEW BRAND LAUNCHES

11	16
Q2FY26	H1FY26

₹100 CR+* BRANDS	BRANDS IN IPM TOP 300*
23	17

*As per IQVIA MAT Sep' 25

KEY UPDATES

- Acquired **Stugeron**® & leading local brands from Janssen Pharmaceutica (affiliate of Johnson & Johnson) for 18 markets, including India as a key markets for US$50 million. Operations to be gradually transitioned.


Stugeron

- Approval for **Semaglutide** injection in India recommended by SEC under CDSCO



- Launched **Tegoprazan** (**PCAB**®), a novel, patented molecule indicated for acid-related gastrointestinal diseases


Tegoprazan Tablets 50 mg
PCAB 50

- Launched **Linaclotide** (**Colozo**®), a novel drug for chronic constipation management


Linaclotide Capsules 145 mcg
COLOZO

Q2FY26 Emerging Markets Performance

New product launches & favourable forex driving growth



19%

Revenues

₹ **1,655** Cr

⬆ 14%YoY ⬆ 18%QoQ

Growth Drivers : New product launches, favourable forex.

Historical Revenues (₹ Cr)



Q2FY26
1,655
Q1FY26
1,404
Q4FY25
1,398
Q3FY25
1,436
Q2FY25
1,455

COUNTRIES PRESENT IN

48

NEW PRODUCT LAUNCHES

24	50
Q2FY26	H1FY26

NEW FILINGS

32	39
Q2FY26	H1FY26

RUSSIA MARKET PERFORMANCE*

5.4% vs 12.3%

DRL Growth vs Russia Market

*As per IQVIA MAT Aug' 25

KEY UPDATES

- Launched **Skorolox**, first INN loxoprofen in Russia, indicated for treatment of acute upper respiratory tract infections

REVENUE SPLIT



CISR
14%
RoW
33%
Russia
53%

Russia ₹ **875** Cr

⬆ 28%YoY ⬆ 24% QoQ

CISR ₹ **234** Cr

⬆ 9%YoY ⬆ 20% QoQ

RoW ₹ **546** Cr

⬇ 2%YoY ⬆ 9% QoQ

Q2FY26 Europe Performance

Growth underpinned by acquired NRT business

Dr.Reddy's



15%

Revenues

₹ 1,376 Cr

138%YoY* 8%QoQ*

Growth Drivers : Acquired NRT business, new product launches, volume expansion, offset by price erosion

**Growth excl. NRT @17% YoY & 12% QoQ*

Historical Revenues (₹ Cr)



Q2FY26 1,376
Q1FY26 1,274
Q4FY25 1,275
Q3FY25 1,210
Q2FY25 577

COUNTRIES PRESENT IN

20

NEW PRODUCT LAUNCHES

8	21
Q2FY26	H1FY26

Excl. Acquired NRT Business

NEW FILINGS

5	8
Q2FY26	H1FY26

KEY UPDATES

- **NRT integration** progressing well : 2/3rd business value integrated
  - Canada, Australia & some Western European countries now completed

REVENUE SPLIT



Acquired NRT Business 51%
France, Italy, Others 9%
UK 11%
Germany 29%

Acquired NRT Business ₹ 700 Cr

5% QoQ

Germany ₹ 397 Cr

23%YoY 26% QoQ

UK ₹ 157 Cr

4%YoY (down) 10% QoQ (down)

France, Italy, Others ₹ 122 Cr

35%YoY 6% QoQ

Q2FY26 PSAI Performance

Lower operating leverage and product mix shifts weigh on margins


10%

Revenues

₹ 945 Cr

12%YoY 16%QoQ

Growth Drivers : New product launches, favourable forex

Historical Revenues (₹ Cr)


Q2FY26
945
Q1FY26
818
Q4FY25
956
Q3FY25
822
Q2FY25
841

GROSS MARGIN

18% vs 30%

Q2FY26 vs Q2FY25

DMF FILINGS

37	49
Q2FY26	H1FY26

US DMF FILINGS

2

Q2FY26

KEY UPDATES

- Partnered with Unitaid, Clinton Health Access Initiative & Wits RHI to make HIV prevention tool, **Lenacapavir**, accessible in LMICs

In Summary

A diversified business model with broad based levers

STRENGTHEN CORE BUSINESSES ACROSS MARKETS

ADVANCE KEY PIPELINE PRODUCTS (SEMAGLUTIDE, ABATACEPT)

DRIVE EFFICIENCIES THROUGH BETTER OPERATIONAL LEVERAGE

AUGMENT ORGANIC GROWTH WITH **M&A and IN-LICENSING**

STRENGTHEN CAPABILITIES – PEOPLE, DIGITAL, PROCESSES

FOCUS ON **QUALITY, COMPLIANCE, SUSTAINABILITY**

Consolidated Income Statement

Particulars (₹ Cr)	Q2FY26	Q2FY25	YoY Gr %	Q1FY26	QoQ Gr%	H1FY26	H1FY25	YoY Gr %
Revenues	**8,805**	**8,016**	**10**	**8,545**	**3**	**17,350**	**15,689**	**11**
Cost of Revenues	3,991	3,239	23	3,682	8	7,673	6,278	22
Gross Profit	**4,814**	**4,777**	**1**	**4,863**	**(1)**	**9,677**	**9,411**	**3**
% of Revenues	*54.7%*	*59.6%*		*56.9%*		*55.8%*	*60.0%*	
Selling, General & Administrative Expenses	2,644	2,301	15	2,565	3	5,208	4,570	14
% of Revenues	*30.0%*	*28.7%*		*30.0%*		*30.0%*	*29.1%*	
Research & Development Expenses	620	727	(15)	624	(1)	1,245	1,345	(8)
% of Revenues	*7.0%*	*9.1%*		*7.3%*		*7.2%*	*8.6%*	
Impairment of Non-Current Assets, net	66	92	(28)	0	NA	66	93	(29)
Other (Income)/Expense, net	(267)	(98)	172	(74)	262	(341)	(145)	135
Results from Operating Activities	**1,751**	**1,755**	**(0)**	**1,748**	**0**	**3,499**	**3,548**	**(1)**
Finance (Income)/Expense, net	(78)	(156)	(50)	(157)	(51)	(234)	(239)	(2)
Share of Profit of Equity Accounted Investees, net of tax	(6)	(6)	3	(0)	3050	(7)	(12)	(46)
Profit before Income Tax	**1,835**	**1,917**	**(4)**	**1,905**	**(4)**	**3,740**	**3,799**	**(2)**
% of Revenues	*20.8%*	*23.9%*		*22.3%*		*21.6%*	*24.2%*	
Income Tax Expense	408	575	(29)	495	(18)	903	1,065	(15)
Profit for the Period	**1,427**	**1,342**	**6**	**1,410**	**1**	**2,837**	**2,734**	**4**
% of Revenues	*16.2%*	*16.7%*		*16.5%*		*16.3%*	*17.4%*	
Attributable to Equity holders of the parent company	1,437	1,255	14	1,418	1	2,855	2,647	8
Attributable to Non-controlling interests	(10)	86	(112)	(8)	27	(19)	86	-122
Diluted Earnings per Share (EPS)	**17.25**	**15.05**	**15**	**17.02**	**1**	**34.26**	**31.74**	**8**
EBITDA	**2,351**	**2,280**	**3**	**2,278**	**3**	**4,629**	**4,440**	**4**
% of Revenues	*26.7%*	*28.4%*		*26.7%*		*26.7%*	*28.3%*	

At a glance

Dr.Reddy's

We accelerate access to affordable and innovative medicines because

Good Health Can't Wait.

~756mn patients reached globally

$3.8bn Revenue

17% Revenue Growth

28% EBITDA Margin

~28% RoCE

26,000+ Employees globally

57 Nationalities (Employees)

83 Markets served

32 Plants (Manufacturing & R&D)



Sales and Other Offices
Research and Development Centres
Manufacturing Facilities
Headquarters

All information as of FY25

About Key Metrics and Non-GAAP Financial Measures

This press presentation contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in the press release.

Good Health Can’t Wait.